FOIA Confidential Treatment Request

Requested by Gannett Co., Inc. Pursuant to Rule 83 (17 C. F. R. 200.83)

April 19, 2016

VIA EDGAR AND UPS OVERNIGHT

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Melissa Raminpour

Re:	Gannett Co., Inc.
Form 10-K for the fiscal year ended December 27, 2015, filed February 25, 2016
Form 8-K, furnished February 17, 2016
File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the responses of Gannett Co., Inc. (the “Company”) to the comment letter dated March 31, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, filed with the Commission on February 25, 2016, and the Company’s current report on Form 8-K, furnished to the Commission on February 17, 2016. For your convenience, the Staff’s comments have been repeated below in their entirety in italicized font, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C. F. R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been highlighted and bracketed. In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107-0150

Attention: Alison K. Engel, Senior Vice President, Chief Financial Officer and Treasurer

Telephone: (703) 854-6000

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Form 10-K for the Fiscal Year Ended December 27, 2015

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2 Summary of Significant Accounting Policies

Segment presentation, page 41

1.	We note from your disclosure on page 42 that in determining your reporting units, you consider the way you manage your business and the nature of those businesses, and the reporting units therefore consist principally of U.S. Community Publishing, the USA Today group, and the U.K. group. Please tell us if the reporting units are the same as your operating segments. If not, please identify for us each of your operating segments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that our reporting units of U.S. Community Publishing (“USCP”), the USA Today Group (“USAT Group”) and the U.K. Group (“Newsquest”) are also our operating segments.

2.	We note your disclosure that you have determined that all of your operating segments meet the criteria under ASC 280 to be aggregated into one reportable segment. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why you determined that disaggregation was not warranted. Also, provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability. Finally, tell us why the company is organized in this manner.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have considered the aggregation criteria in ASC 280. As a result of a review of the way in which the Company conducts its business activities and the way in which the CODM reviews the operating results, assesses performance and allocates resources, the Company determined it has three operating segments: USCP, the USAT Group and the U.K. Group. Based on the qualitative and quantitative similarities of the three operating segments, the Company aggregated them into one reportable segment. Management believes providing information to investors based on total Company performance and prospects for future cash flows enables investors to make more informed judgments, as the primary objective of the Company is to diversify revenue and achieve maximized monetization of and return on investment of our collective core publishing properties. The aggregation of USCP, the USAT Group and the U.K. Group into a single reportable segment therefore is consistent with the objective and basic principles of ASC 280.

Qualitative Considerations

In regard to our evaluation of aggregation of our operating segments relative to the areas listed in ASC 280-10-50-11 a to e, below summarizes the strong qualitative similarities of the operating segments:

a.	The nature of the product and services

Through each of the operating segments, the Company provides news content via newsprint and digital platforms to attract and retain readers in our markets and enable advertisers to more effectively reach their prospective customers. Where relevant and appropriate, the Company shares content among operating segments, which enhances the similarity of the Company’s news product across each operating segment. Additionally, the CODM has established a strategic initiative for the operating segments to find additional opportunities for content synergies going forward. This is consistent across each operating segment with the products and services that we provide.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

b.	The nature of the production processes

The Company employs a single production process for its newspaper and digital news products across all three operating segments. The mastheads are unique but the production process inputs and outputs are the same regardless of the location or operating segment. Content is obtained, created, or edited by journalists. The content is laid-out and printed by high-speed presses on low-grade paper or is displayed on a digital platform. Publications are either daily or non-daily via newsprint or digital platforms across the three operating segments.

Across the operating segments, there are similar publishing facilities, equipment, labor forces and production/service offering capabilities both owned and contracted. One of the Company’s largest operating expenses is newsprint, which is procured at a global level. This global activity is critical to the production process and the centralized management adds consistency and competitive pricing to the production process for all operating segments.

c.	The type or class of customer for their products and services

The customer type is similar across all operating segments. 56% of total revenues are derived from advertising customers. Advertising customers across our operating segments represent national advertisers, advertising agencies as well as local businesses who purchase print, digital, and classified advertising, as well as preprint advertising. Circulation, which includes subscribers and single-copy sales across our operating segments, accounts for 37% of total revenues. The remaining revenues across our segments are related to commercial printing, delivery of third-party newspaper and other marketing services, which comprise 7% of total revenues.

d.	The methods used to distribute their products or provide their services

Across all operating segments, the Company employs consistent distribution channels. Print content is distributed via contracted delivery services and resellers. Online content is distributed via branded web pages. Publications are either daily or non-daily via newsprint or digital platforms.

e.	If applicable, the nature of the regulatory environment

The Company is subject to environmental regulations and other laws of general application; however, there are no industry specific regulations applicable to the Company.

Quantitative Considerations

ASC 280 requires that aggregated operating segments have “similar economic characteristics,” such that they would be expected to have similar long-term financial performance (e.g., similar long-term average gross margins). The similarity of the economic characteristics should be evaluated based on future prospects and not solely on the current indicators (ASC 280-10-55-7A). For example, if the two operating segments currently do not have similar gross margins and sales trends, but the economic characteristics and the other five criteria in ASC 280 are met and the segments are expected to have similar long-term average gross margins and sales trends, the two segments may be aggregated.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

In evaluating the economic similarities among our operating segments, we gave particular consideration to ASC 280’s reference to “similar long-term financial performance.” As discussed below, in respect of the financial metrics we consider most relevant to an evaluation of our business, the future prospects of our operating segments are expected to converge over time.

While the Staff's comment requested historical and projected revenues, gross margins and operating margins, the metrics used by the Company and our CODM to measure performance of the operating segments are revenue and EBITDA margin; therefore, we included these metrics in our quantitative evaluation. These metrics are consistent with the primary metrics that are evaluated by our CODM on a monthly basis. In the current challenging environment for newspapers, Gannett management’s primary goal is revenue stabilization and EBITDA has secondary importance. Additionally, consistent with investor relation information, we believe revenue is the primary metric used by our investors and stakeholders to evaluate our operating results, as cost structures can be “right-sized” in the near to medium term by implementing reductions in force (payroll and benefits represents the largest expense category for newspapers). Our earnings releases and management presentations to investors focus substantially on revenues and EBITDA, adjusted for items affecting comparability.

The financial metrics that we have considered in evaluating the economic similarities among our operating segments – namely, revenue changes, EBITDA margins and EBITDA changes – are discussed in greater detail below.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Historical and Projected Financial Information

Revenue (in thousands)	2013	2014	2015	2016(e)	2017(e)	2018(e)	2019(e)	2020(e)	2014-2015 Avg	2016-2020 Avg	2014-2020 Avg
USCP	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

USAT	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

U.K. Group	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

EBITDA (in thousands)	2013	2014	2015	2016(e)	2017(e)	2018(e)	2019(e)	2020(e)	2014-2015 Avg	2016-2020 Avg	2014-2020 Avg
USCP	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
Margin %	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

USAT	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
Margin %	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

U.K. Group	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]	$[* *]
Margin %	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
YoY		[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

The data in the above table demonstrate similar historic trends with revenue declines and similar projected revenue trends across all three operating segments.1 Specifically, revenues have declined from 2013 through 2015 on average [* *]% for USCP, [* *]% for the USAT Group and [* *]% for the U.K. Group. The average annual revenue decline (for 2014 and 2015 and forecasted through 2020) is [* *]% for USCP, [* *]% for the USAT Group and [* *]% for the U.K. Group. Projected revenue declines for 2016 to 2020 are [* *]% for USCP, [* *]% for the USAT Group and [* *]% for the U.K. Group.

As noted above, management also considers EBITDA in our evaluation of our operating results. Because the USAT Group represents only [* *]% of Gannett’s 2015 EBITDA, the Company does not consider USAT Group’s EBITDA margin and trend to be material when compared to the same measures for the other operating segments, and therefore the ensuing discussion focuses on the EBITDA results for the USCP and U.K. Group. The data in the above table generally show similar projected trends in EBITDA across the USCP and U.K. Group operating segments, subject to the following. In 2015, the U.K. Group’s EBITDA margin was higher than the EBITDA margins of USCP and the USAT Group, at [* *]%, [* *]% and [* *]%, respectively, primarily as a result of lower distribution costs due to the relatively close proximity of the U.K. Group’s newspapers to one another, combined with lower overhead allocations. The projected EBITDA margin trend for USCP and the U.K. Group is expected to continue to slightly decline. When the recent acquisition of Journal Media Group is factored into the long term trends, USCP’s projected EBITDA margin is expected to increase to [* *]%, resulting in additional alignment in the EBITDA margins for the U.K. Group and USCP operating segments.

Going forward, Gannett management expects that, through additional acquisitions and continued pursuit of cost efficiencies in USCP, the U.K. Group and USCP will have “similar” long term performance within the meaning of ASC 280. As revenue performance stabilizes as projected and centralization projects result in a lower and more uniform cost structure across the Company, average projected EBITDA margin trends (2016-2020) of these two operating segments are expected to be closer, with USCP at [* *]% and the U.K. Group at [* *]%.

_____________________________

[1]	In local currency the revenue for the U.K. Group declined [* *]% in 2014.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

In summary, ASC 280 provides that separate reporting of operating segments that are expected to have the same future prospects is not required. In light of the above financial information and management’s long-term strategy of acquisition and cost consolidation, we have determined that there are economic similarities across the operating segments on a long-term basis. Most significant to this determination is the revenue alignment among the three segments, whereby the projected year-over-year revenue decline among USCP, the USAT Group and the U.K. Group is [* *]-[* *]% with similar trends across each of the years. Accordingly, the Company believes it is appropriate to aggregate the Company’s three operating segments and present financial information on a consolidated publishing basis consistent with investor expectations.

Organization Structure

Frank Gannett and his associates started the company in 1906 with ownership of the local Elmira Gazette. This is the genesis of the current USCP operating segment. During the next 25 years Gannett expanded throughout the northeast by acquiring local and regional newspapers and radio stations. The Company continued its growth expanding into new local and regional areas across the nation by acquiring additional newspapers, television and radio stations. In 1982 after developments in satellite technology made it possible for content to be distributed to print sites across the country, the Company introduced USA Today, which now represents the USAT Group operating segment, a nationally distributed newspaper that presented readers with a new way to consume national and international news. In 1997, the Company sold its radio stations. Newsquest was acquired in 1999, which was the start of the U.K. Group operating segment. With the separation of TEGNA and Gannett into two separate public companies in June 2015, broadcast and digital business assets remained with TEGNA and the publishing assets became Gannett.

Based on the history of Gannett mentioned above, the Company is organized into three operating segments where the business processes occur and provides the Company a footprint into the local markets to execute upon the strategic initiatives constructed by the CODM. The strategic initiatives are aligned across the three operating segments. Gannett’s spin off from its former parent in June 2015 provided the opportunity of a new beginning focused on publishing and expanding and leveraging its combined scale and creating further operational efficiencies across its three operating segments.

The CODM for Gannett is Bob Dickey, Chief Executive Officer. He sets the overall strategy of the Company and establishes both financial and operating priorities, as well as determines the allocation of resources at the operating segment level and across the Company based on the discrete information he regularly reviews at the operating segment level. These responsibilities are not shared with any other individuals.

Summary

In summary, all of our newspapers operate using substantially the same business process. They all provide content to the public through print and digital platforms. Though the content may differ, the nature of producing and providing the newspaper and digital content is consistent and essentially could be replicated regardless of location. The type of customers for each newspaper include principally advertisers, subscribers and single-copy sales customers. The centralization of certain functions results in similarities. Additionally, the same publishing industry trends influence all of our newspapers. The long-term expectations for revenues (our primary metric) across the operating segments is similar. Revenues across each of these three newspaper segments are very sensitive to macro-economic factors. Print circulation will continue to decline as readers continually migrate to digital platforms, major headwinds that are faced by the entire newspaper industry. All three of our operating segments are focused on creating content that can be utilized on both print and digital platforms to engage readers and attract advertising revenues. EBITDA margins will also continue to trend similar with Gannett’s long-term strategy of smart acquisition and shared cost/cost reductions.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

We also considered whether reporting individual operating segment information would add significantly to an investor’s understanding of the business and concluded that it would not, for the following reasons:

•	As noted above, the three operating segments have similar qualitative and quantitative economic characteristics; quantitative economic differences are expected to diminish as acquisitions and other strategies are executed in the near term.

•	USCP constitutes [* *]% of Gannett’s revenues. Going forward, after giving effect to the acquisition of Journal Media Group, USCP is projected to constitute approximately [* *]% of Gannett’s revenues.

•	Based on comparison to other publishing companies, many disclose a single publishing reportable segment comprised of the aggregation of multiple newspapers and associated digital product offerings. Thus, from an investor’s perspective, comparisons with our peers are appropriate at an aggregated level.

Our investors have been and continue to be primarily focused on revenues, which have trended similarly with overall trends consistent among all of our operating segments. Investor focus has been on advertising and circulation revenues on a consolidated publishing basis. Therefore, we do not believe that presenting individual operating segment information would provide any incrementally meaningful information to investors. During Gannett’s three quarterly earnings calls since the separation from TEGNA, analysts have focused the majority of their questions on overall revenue trends.

Note 3 Acquisitions and dispositions

Texas-New Mexico Partnership, page 44

3.	We note your disclosure that the fair value of your 40.6% interest in TNP on the acquisition date was $26.6 million and you recognized a $21.8 million pre-tax non-cash gain on the transaction. Given the significance of the $21.8 million gain on the acquisition of the remaining percentage of TNP, please provide us with your calculation of this gain. In this regard, please tell us why you believe it is appropriate to consider the combined fair value of both TNP and CNP equity interests in your calculation but only the pre-acquisition carrying value of TNP (and exclude the pre-acquisition carrying value of CNP).

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we did consider the pre-acquisition carrying values of both TNP and CNP in the determination of the calculation of the gain. The pre-acquisition carrying value of CNP was $0. Pursuant to ASC 805-30-30-8, we compared the carrying value of our interests in TNP and CNP to the calculated fair value of TNP and CNP noncontrolling equity interests which resulted in a pre-tax non-cash gain of $21.8 million which is illustrated below:

TNP/CNP Gain Calculation
Transaction 6/1/15
(in thousands)
Carrying Value
Carrying Value in TNP	$39,155
Carrying Value in CNP	–
Total Carrying Value	39,155	A

Fair Value of Minority Stake
TNP Fair Value of 40.64% interest	26,551
CNP Fair Value of 19.49% interest	34,403
Total Fair Value of Minority Stake	60,954	B

Total Pre-Tax Gain	$21,799	C = B - A

We will disclose in future filings that the pre-acquisition combined carrying value of TNP and CNP is $39.2 million.

Note 12 Commitments, contingent liabilities and other matters, page 47

4.	We note your disclosure related to the TCPA litigation that the ultimate outcome of this proceeding is uncertain, but may be material to your results of operations and cash flows. Please note that the guidance in ASC 450-20-50-4 requires that if there is at least a reasonable possibility that a loss or additional loss may have occurred and either an accrual is not made for a loss contingency, or an exposure to loss exists in excess of the amount accrued, an estimate of the possible loss or range of loss should be disclosed, or a statement made that such an estimate cannot be made. Please revise accordingly.

The Company acknowledges the Staff’s comment and confirms that it determines its accounting for and disclosures regarding commitments and contingencies with respect to legal proceedings in accordance with applicable accounting guidance, including ASC 450-20-50-4. The Company evaluates, in conjunction with external legal counsel consultation, the status of each significant legal matter, in order to determine the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable. This determination is made on a case-by-case basis after an evaluation of the relevant facts, applicable laws and legal developments. With respect to matters for which a loss is deemed probable or reasonably possible, the Company makes a determination as to whether the possible loss or range of loss is reasonably estimable.

The Company confirms that, as of the filing date of its annual report on Form 10-K for the fiscal year ended December 27, 2015, the possible loss or range of loss that could arise from the TCPA litigation was not estimable. In future filings in which disclosure is required, the Company either will provide a statement disclosing an estimate of the possible loss or range of loss that could arise from such litigation, if estimable, or will state that an estimate of such loss cannot be made or is not material, depending on the status of the matter at that time.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Quarterly Statements of Income (Unaudited), page 64

5.	We note that in the second quarter of 2015, you recorded a large gain on the acquisition of the remaining interest in TNP of $21.58 million. Please revise to explain the reason(s) for the changes in your operating results between quarterly periods. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequent occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter.

The Company acknowledges the Staff's comment. In future filings, the Company will include in its disclosure of selected quarterly financial data a discussion of any extraordinary, unusual or infrequent occurring items that impacted the Company’s results of operations for the periods presented, as specified in Item 302(a)(3) of Regulation S-K, including with respect to the impact of the gain recorded in connection with the acquisition of the remaining interest in TNP.

Form 8-K furnished on February 17, 2016

6.	We note that your earnings release filed on Form 8-K includes the prominent disclosure of certain non-GAAP financial measures such as adjusted diluted EPS and adjusted EBITDA at the top of the press release. Please note that under Item 10(e)(1)(i)(A) when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP must be disclosed with equal or greater prominence. Please revise accordingly. See also Instruction 2 to Item 2.02 of Form 8-K.

The Company acknowledges the Staff's comment and confirms that, to the extent that the Company presents non-GAAP financial measures in future earnings releases, it will present with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.

*        *        *        *        *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours, /s/ Alison K. Engel
Alison K. Engel Senior Vice President, Chief Financial Officer and Treasurer

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